Feasibility Are there legal, regulatory or structural impediments to doing an LBO?
Can greater leverage generate an attractive equity return?
Management Inclination Does management want to go private?  If so, at what price?
Likelihood Given the industry and company profile, how likely are private equity investors to find a transaction attractive?
The above reflects our views and analysis of recent LBO activity as of January 2009 and is not intended as a recommendation to buy, sell or hold any particular security or as an indication of Dodge & Cox's current or future investment activity. Any such views or analysis are subject to change without notice. Statements of fact may be inaccurate or incomplete. It should not be assumed that any securities mentioned have been or will be profitable and there is no assurance that securities purchased will remain in, or that securities sold will not be repurchased for, a portfolio. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Company-Specific LBO Risk Can Be Viewed as a Function of the Following Factors:
What Are We Doing About LBO Risk?
We Have Responded Proactively to Protect Bondholder Interests
January 2009
09-043|
The Threat of LBOs and Leveraged Recapitalizations
•
Creating LBO screens for portfolio holdings and prospective holdings (e.g., market cap, enterprise value, valuation and balance sheet metrics, stock performance).
•
Intensifying our dialogue with management teams at portfolio companies to solidify our understanding of their capitalization philosophy (target leverage and importance of that leverage to stated strategic goals).
•
Using LBO models to analyze the potential for portfolio companies to issue debt that subordinates existing bonds, given existing covenants.
•
Focusing investments in issuers and bonds that we believe have a lower LBO risk profile:
•
Companies whose credit and financial strength ratings are important to their business (banks, finance companies, insurance, defense contractors)
•
Secured financing of industrial companies (BNI, CSX, FDX and UNP)
•
Covenant-protected bonds, where available (BXP, EQR, XRX)
•
Companies that are likely to be too large for an LBO (CMCSA, HPQ, T, TWX)
•
Companies that have a large family ownership or management component in the expectation that they do not want to sell the company (DDS, FMCC, JWN)
•
Companies that are already private (COX, GMAC, HCA)
•
Companies that have the potential for a higher debt burden already factored in their bond prices (L)
•
Formed ad-hoc GMAC bondholder group to negotiate improved terms to the exchange offer designed to achieve bank holding company status for
GMAC.
•
Participated in an ad-hoc bondholder committee to resist coercive debt tender and consent solicitation in EOP buyout .
•
Helped form the Credit Roundtable that published the White Paper "Improving Covenant Protection in the Investment Grade Bond Market.”

2007	2009
▪	√	
▪	√	√
▪	√	√
▪	√	
▪	√	√

$600
$500
$400
$300
$200
$100
$0
$ in billions
$220
$256
$243
$185
$139
$139
$166
$265
$295
$480
$535
$457
$133
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q-3Q07
1Q-3Q08
Pro Rata
Institutional

The Threat of LBOs and Leveraged Recapitalizations
Tremendous Increase in Number of LBOs
Plentiful financing at extremely low spreads
Large amounts of cash committed to buyout/PE funds
Reasonable valuation of public equity securities
Low amounts of corporate leverage but high levels of profitability
Weak investment-grade covenants
(with the ability to subordinate existing unsecured bondholders)
Although financing has temporarily dried up for LBOs, and the number of issuers providing change of control protection in their bonds has increased, many of the factors underlying the LBO boom still exist.
Overlap Between LBO Attractiveness and Our Investment Philosophy
We tend to like the same companies that LBO buyout funds do. Some of the common characteristics we look for in our portfolio companies are:
Strong, durable franchises that can weather cyclical downturns
Reasonable capital structure, liquidity and debt profiles
Capable management team
Limited exposure to legal or regulatory changes
Strong cashflow in a variety of economic environments
Saleable assets in the event of a downturn
Dodge & Cox Portfolio Accounts Have Already Been Affected by the LBO Trend
HCA (negative result)
EOP (positive result)
The above reflects our views and analysis of recent LBO activity as of January 2009 and is not intended as a recommendation to buy, sell or hold any particular security or as an indication of Dodge & Cox's current or future investment activity. Any such views or analysis are subject to change without notice. Statements of fact may be inaccurate or incomplete. It should not be assumed that any securities mentioned have been or will be profitable and there is no assurance that securities purchased will remain in, or that securities sold will not be repurchased for, a portfolio. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Source: Standard & Poor’s LCD
Notes: Data includes issuers with pro-forma EBITDA > $50mm
January 2009
New Issue Leveraged Loan Volume
Average Leverage for Large LBO Deals
5.1x 5.2x
5.8x
5.6x
5.1x
5.6x 5.6x
5.7x
5.8x
7.0x
6.2x
5.1x
4.5x
4.6x
6.2x
0.0x
2.5x
5.0x
7.5x
1Q
05
2Q
05
3Q
05
4Q
05
1Q
06
2Q
06
3Q
06
4Q
06
1Q
07
2Q
07
3Q
07
4Q
07
1Q
08
2Q
08
3Q
08
Senior Leverage Subordinated Leverage
09-043|

Simulated Return Differentials
(Dodge & Cox Sample MBS Portfolio vs. Treasuries)
2 Year Horizon
0.00%
0.50%
1.00%
1.50%
2.00%
2.50%
3.00%
3.50%
4.00%
Unchanged MBS Spreads 2.55% 2.65% 2.64% 2.53% 2.44% 2.33% 2.20%
Nominal Mortgage Spreads 50 bps wider
2.35% 2.23% 2.07% 1.89% 1.75% 1.58% 1.39%
Nominal Mortgage Spreads 100 bps wider
2.08% 1.91% 1.70% 1.48% 1.32% 1.13% 0.92%
-100 -50 0 50 75 100 125
Estimated Effects of Interest Rate & Spread Changes on GSE MBS Returns
December 2008
Investment Thesis
• Wide yield premiums from:
Forced liquidations
Traditional buyers shrinking balance sheets
Higher volatility
Has led to:
• Substantial yield/ potential income advantage
• Current prepayment environment benefits from:
• Tighter lending standards
• Reduced capacity (credit tightening)
• Lower home values
Key Risks
• Concerns about the GSE guarantee
• Prepayments (e.g., Mortgage banking market recovers, increasing refinance opportunity); reinvestment rate
Source: The YieldBook Inc. The above information does not reflect actual or projected portfolio returns or an account’s total investment portfolio. Simulated returns differentials are not indicative of past return differentials and do not predict future return differentials. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Yield Curve Change:
Key Assumptions
• The analysis assumes gradual and parallel yield curve changes; it does not show the potential effect of changes to the shape of the yield curve. The analysis assumes a static Dodge & Cox MBS Sample Portfolio. Horizon period cash flows are determined using the YieldBook
Inc. model. In each yield change scenario, underlying security cash flows are instantaneously reinvested at the security's starting yield plus the given scenarios' yield change.
09-034

The wrenching transition from rapid home price appreciation to significant home price declines, coupled with credit contraction and stricter underwriting in the mortgage finance industry, has dramatically altered the prepayment landscape for mortgage-backed securities
(MBS).
Opportunity
GSE MBS backed by mortgages with
higher interest rates.
GSE MBS with a high weighting of high
original LTV loans.
GSE MBS concentrated in areas of faster
home price declines: e.g., CA, FLA,  NEV
MBS with a concentration of low FICO
score or “stretched” borrowers.
New Reality
Fannie Mae, Freddie Mac, and the FHA have reverted to a dominant role (>90% of market share). Many competitors have exited industry.
Originators and mortgage insurance providers have elevated their underwriting standards.
Home price declines have driven Loan-To-Value (LTV) percentages on many properties higher, in certain areas significantly so. Higher LTVs reduce the ability of many borrowers to take advantage of refinancing opportunities and also leave more borrowers “locked-in,” potentially lowering the natural rate of housing turnover as well.
December 2008
Effect on MBS prepayments – “A Tale of Two Cities”
Borrowers with <80% current LTVs, good credit scores, and timely payment records can take advantage of today’s plentiful refinancing opportunities.
Borrowers with higher LTVs, lower credit scores, missed payments, and other non-standard attributes will remain challenged to access mortgage financing at attractive rates.
Thesis
Unlikely to revisit 2003/2004 peaks in
prepay speeds:
LTV a growing constraint to mortgage
finance access. Borrowers less
responsive to refinancing incentive
Lower quality borrowers face higher
fees/rates and lender reluctance
Little to no home equity to extract
Risks
Significant uncertainty about U.S.
Government actions re mortgage market
Prepayments could be higher than
expected, resulting in lower returns
Potential for loan modifications/looser
underwriting standards
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but
Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
09-034
Changing Home Price and Mortgage Finance Landscape

Barclays Capital MBS Index*
(37.9% of Index)
Client’s name MBS Portfolio
(44.5% of Total Portfolio)
Mortgage-Backed Securities Strategy
December 31, 2008
Major Elements of our MBS Strategy
A focused approach to MBS investing, utilizing fundamental research on borrower, loan, and program characteristics to identify attractive opportunities.
Incorporating a significant amount of non-Index Agency mortgage securities.
Portfolio weighting based on relative value, incorporating dynamic scenario analysis of potential total returns vs. similar-duration alternatives.
Family of indices rebranded from Lehman Brothers Indices to Barclays Capital Indices effective 11/3/08.
*Source: Barclays Capital POINT System. ** > 340 weighted-average maturity *** Includes 20-Year Pass-Throughs
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but
Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge
& Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
09-034
15-year Pass-
Throughs***
15.2%
Unseasoned
30-year Pass-
Throughs**
23.1%
Seasoned 30-
year Pass-
Throughs
54.2%
Hybrid ARMs,
7.5%
PACS & Other
CMOs
2%
FNMA 'DUS'
5%
"Vendees"
"Reperforming"
5%
Hybrid ARMs
21%
30-year Pass -
Throughs (Non-
Standard)
8%
15-year Pass-
Throughs***
38%
Seasoned 30
year Pass-
Throughs
21%

0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5
Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08
D & C Tax-Exempt Core Composite (Mortgage Only)
Barclays Capital Mortgage Index
Objective:
We conduct ongoing, fundamental research on all types of mortgage-related securities, seeking securities whose total returns may outpace those of similar-duration, alternative investments without sacrificing the duration stability of the portfolio.
Fundamental Research Process
What are the unique characteristics of the underlying mortgage borrowers and loans?
How will these characteristics influence prepayment behavior?
Relative value: does market pricing fully incorporate the benefits/drawbacks of those characteristics?
Focus on Security Selection
Emphasize lesser-known programs and sectors within the Agency mortgage-backed security market, e.g., seasoned 15-year pass-throughs,
Hybrid ARMs, “Re-performing” FHA/VA loans and Fannie Mae DUS.
Accept marginal reduction in liquidity for better cash flow characteristics and more attractive long-term total return potential.
Portfolio Benefits
Incremental portfolio yield, without sacrificing credit quality.
Greater portfolio duration stability than Index = reduced whipsaw risk.
Stable cash flow MBS add a nice defensive feature to portfolios.
Source: Compare from CMS BondEdge, an Interactive Data division and Barclays Capital POINT System.
The Fixed Income Tax-Exempt Composite is comprised of core fixed income accounts that are managed free of tax constraints. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.
Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
.
Effective Duration of Mortgage Sector
D&C Composite vs.
Lehman Mortgage Index –
Mortgages Only
December 31, 1999 – December 31 2008
Mortgage-Backed Security (MBS) Investing at Dodge & Cox
December 31, 2008
09-034

Effective Duration (Years)
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08

December 31, 1999 to December 31, 2008
Effective Duration of Mortgage Sector
Dodge & Cox Composite-(Mortgage Only) vs. Barclays Capital Mortgage Index
09-034
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
2.2
2.4
2.6
2.8
3.0
3.2
3.4
3.6
3.8
4.0
4.2
4.4
4.6
D & C Tax-Exempt Core Composite (Mortgage Only)
Barclays Capital Mortgage Index
Source: Compare from CMS BondEdge, an Interactive Data division and Barclays Capital POINT System.
The Fixed Income Tax-Exempt Composite is comprised of core fixed income accounts that are managed free of tax constraints. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.
Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.